Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(amounts in millions of SEK)
Year	2007	2008	2009	2010	2011	Q1 2012

Pre-tax profit before profit or loss for all associated/ JV companies (equity investees)	23,497	17,662	13,643	16,955	21,899	10,479

Fixed charges:

Interest expense	1,543	2,023	1,616	1,315	1,706	331

Interest part of leases/ rentals*	959	1,569	1,280	1,225	1,121	275

Total fixed charges	2,502	3,592	2,896	2,540	2,827	606

Dividends from all associated/ JV companies	4,216	3,854	66	104	154	0

Pre-tax profit before profit or loss for all associated/ JV companies (equity investees) plus fixed charges plus dividends received	30,215	25,108	16,605	19,599	24,880	11,085

Ratio of earnings to fixed Charges	12.1	7.0	5.7	7.7	8.8	18.3

*	One-third of net rent expense is the portion of rental expense deemed representative of the interest factor. Net rent expense during Q1 2012 is calculated as one-fourth of the estimated annual leasing cost in 2012.